08029260

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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|---|---|
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 33761 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2007 (MM/DD/YY) AND ENDING DECEMBER 31, 2007 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EXCALIBUR FINANCIAL GROUP, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

105 Coronado Court, Building 9D
(No. and Street)

| Fort Collins | Colorado | 80525-4910 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rick Meehleis, MS, CFP — 970-223-4164
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section
FEB 29 2008
Washington, DC
111

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haynie & Company
(Name – *if individual, state last, first, middle name*)

| 1221 West Mineral Ave. Suite 202 | Littleton | Colorado | 80120-4544 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 27 2008
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SD 3/26/08

# OATH OR AFFIRMATION

I, Rick Meehleis, MS, CFP , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Excalibur Financial Group, Inc. , as

of December 31, 2007 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

RUTH ANN FERDIG NOTARY PUBLIC STATE OF COLORADO

Notary Public Expires 9/17/09

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition. Cash Flows
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Excalibur Financial Group, Inc.

**Financial Statements and Report**
**of**
**Independent Certified Public Accountants**

**December 31, 2007 and 2006**

# Table of Contents

Haynie &
Company

Certified Public Accountants (a professional corporation)
1221 West Mineral Ave, Ste. 202 Littleton, Colorado 80120-4544 (303) 734-4800 Fax (303) 795-3356

# Report of Independent Certified Public Accountants

The Board of Directors and Stockholder
Excalibur Financial Group, Inc.
Fort Collins, Colorado

We have audited the accompanying statements of financial condition of Excalibur Financial Group, Inc. as of December 31, 2007 and 2006, and the related statements of operations, cash flows and stockholder's equity for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Excalibur Financial Group, Inc. at December 31, 2007 and 2006 and the results of its operations, cash flows and changes in stockholder's equity for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Haynie & Co.

Littleton, Colorado
February 20, 2008

# Excalibur Financial Group, Inc.
## Statements of Financial Condition
## December 31, 2007 and 2006

| Assets | 2007 | 2006 |
| --- | --- | --- |
| **Current Assets** | | |
| Cash | $ 27,834 | $ 1,871 |
| Certificate of deposit | 6,000 | 6,000 |
| Commissions receivable | 13,950 | 94,496 |
| **Total Current Assets** | 47,784 | 102,367 |
| Property, Equipment and Intangibles | | |
| Furniture, net of accumulated depreciation of $8,072 for 2007 and $7,438 for 2006 | 10,503 | 1,502 |
| Intangible assets, net of accumulated amortization of $2,300 for 2007 and $1,472 for 2006 | 185 | 1,013 |
| **Total Property, Equipment and Intangibles** | 10,688 | 2,515 |
| **Total Assets** | $ 58,472 | $ 104,882 |

| Liabilities and Stockholder's Equity | | |
| --- | --- | --- |
| **Current Liabilities** | | |
| Accounts payable and accrued expenses | $ 5,363 | $ 3,468 |
| Income taxes payable | 3,685 | - |
| Deferred income tax—current | 1,882 | 13,123 |
| Notes payable | - | 6,817 |
| **Total Current Liabilities** | 10,930 | 23,408 |
| **Deferred Income Taxes—Noncurrent** | 928 | 128 |
| **Stockholder's Equity** | | |
| Common Stock, $.001 par value: | | |
| Authorized 100,000 shares; issued and outstanding 100,000 shares | 100 | 100 |
| Additional Paid-in Capital | 42,385 | 42,385 |
| Retained earnings | 4,129 | 38,861 |
| **Total Stockholders' Equity** | 46,614 | 81,346 |
| **Total Liabilities and Stockholder's Equity** | $ 58,472 | $ 104,882 |

The accompanying notes are an integral part of these statements.

# Excalibur Financial Group, Inc.
## Statements of Operations
## For the Years Ended December 31, 2007 and 2006

| | 2007 | 2006 |
|---|---|---|
| **Revenues** | | |
| Commissons | $ 359,154 | $ 289,483 |
| Other revenue | 35,000 | - |
| Interest | 400 | 281 |
| Total Revenues | 394,554 | 289,764 |
| **Expenses** | | |
| Auto expenses | 29,115 | 28,838 |
| Commissions | 327,929 | 143,239 |
| Depreciation & amortization | 1,462 | 1,467 |
| Insurance | 1,343 | 940 |
| Office expense | 26,686 | 8,140 |
| Professional services | 8,039 | 3,375 |
| Occupancy | 9,276 | 5,994 |
| Taxes and licenses | 1,581 | 4,244 |
| Telephone | 12,954 | 10,053 |
| Travel and promotion | 9,231 | 3,971 |
| Interest expense | 536 | 412 |
| Meals and entertainment | 7,890 | 1,453 |
| Total Expenses | 436,042 | 212,126 |
| Net Income (Loss) Before Taxes | (41,488) | 77,638 |
| **Provision for Income Taxes** | | |
| Deferred income tax benefit (expense) | 10,441 | (13,251) |
| Current income tax (expense) | (3,685) | - |
| Net Income Tax Benefit (Expense) | 6,756 | (13,251) |
| **Net Income (Loss)** | $ (34,732) | $ 64,387 |

The accompanying notes are an integral part of these statements.

# Excalibur Financial Group, Inc.
## Statements of Cash Flows
## For the Years Ended December 31, 2007 and 2006

| | 2007 | 2006 |
|---|---|---|
| **Cash Flows From Operating Activities** | | |
| Cash received for commissions | $ 439,700 | $ 209,303 |
| Cash paid to suppliers and independent contractors | (432,149) | (207,779) |
| Interest received | 400 | 281 |
| Other revenue received | 35,000 | - |
| Interest paid | (536) | (412) |
| **Net Cash Provided by Operating Activities** | 42,415 | 1,393 |
| **Cash Flows From Investing Activities** | | |
| Purchase of fixed assets | (9,635) | (1,138) |
| Purchase of software | - | - |
| **Net Cash Used in Investing Activities** | (9,635) | (1,138) |
| **Cash Flows From Financing Activities** | | |
| Payment of note payable | (6,817) | - |
| **Net Cash Used in Financing Activities** | (6,817) | - |
| **Net Increase in Cash** | 25,963 | 255 |
| **Cash at Beginning of the Year** | 1,871 | 1,616 |
| **Cash at End of the Year** | $ 27,834 | $ 1,871 |
| Reconciliation of Net Earnings (Loss) to Net Cash from Operating Activities: | | |
| Net Income (Loss) | $ (34,732) | $ 64,387 |
| Adjustments: | | |
| Depreciation | 1,462 | 1,467 |
| Change in: | | |
| Commissions receivable | 80,546 | (80,180) |
| Accounts payable | 1,895 | 2,468 |
| Income taxes payable | 3,685 | - |
| Deferred income tax | (10,441) | 13,251 |
| Net Cash Provided by Operating Activities | $ 42,415 | $ 1,393 |

The accompanying notes are an integral part of these statements.

# Excalibur Financial Group, Inc.
## Statements of Stockholder's Equity
## For the Years Ended December 31, 2007 and 2006

| | Common Stock | | Additional Paid-In | Retained Earnings | |
|---|---|---|---|---|---|
| | Shares | Amount | Capital | (Deficit) | Totals |
| **Balance December 31, 2005** | 100 | $ 100 | $ 42,385 | $(25,526) | $ 16,959 |
| Contributed capital | - | - | - | - | - |
| Net income (loss) | - | - | - | 64,387 | 64,387 |
| **Balance December 31, 2006** | 100 | 100 | 42,385 | 38,861 | 81,346 |
| Contributed capital | - | - | - | - | - |
| Net income (loss) | - | - | - | (34,732) | (34,732) |
| **Balance December 31, 2007** | 100 | $ 100 | $ 42,385 | $ 4,129 | $ 46,614 |

The accompanying notes are an integral part of these statements.

# Excalibur Financial Group, Inc.
## Notes to Financial Statements
## December 31, 2007 and 2006

## 1. Organization and Significant Accounting Policies

**Organization and Nature of Business**
Excalibur Financial Group, Inc. (the Company) was incorporated in the State of Colorado for the purpose of providing brokerage services.

The Company is a registered broker-dealer under the Securities and Exchange Act of 1934 (the Act), with its principal activities consisting of the sale of annuities, universal life policies and mutual funds, each of which is placed directly with the underwriting companies. The Company's customers are located throughout the United States. Income from commissions on transactions are recorded on a trade date basis, which is the date that a transaction is executed.

The Company operates pursuant to paragraph (k)(2)(B) of Rule 15c-3 of the Act and does not carry customer accounts or clear transactions. Accordingly, all consumer transactions are executed and cleared by the underwriting companies. All customer funds and securities received, if any, are promptly transmitted directly to the respective underwriting companies. As a result, the Company is exempt from the remaining provisions and requirements of Rule 15c-3 of the Act.

**Furniture, Equipment and Depreciation**
Furniture and equipment are recorded at acquisition cost or fair market value at time of contribution. Depreciation is computed using accelerated methods over the assets' estimated useful lives, which range from 3 to 7 years.

**Cash and Cash Equivalents**
For purposes of the statement of changes in financial position, the Company considers all highly liquid financial instruments purchased with a maturity of three months or less to be cash equivalents.

**Income Taxes**
Deferred tax liabilities or assets, net of any applicable valuation allowance for deferred tax assets, are recognized for the estimated future tax effects attributable to tax carry-forwards. Temporary differences between book and tax reporting relate to the cash basis used for income tax reporting.

**Use of Estimates**
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

## 2. Operating Leases

The Company leases office space under a month-to-month lease requiring monthly payments. The Company also leased three vehicles under operating leases requiring monthly payments of $755, $331 and $914, respectively. These vehicle leases expire at various dates from July 2007 to March 2008. Total lease expense for 2007 and 2006 was $23,946 and $26,161, respectively. Following are the future minimum lease payments:

| December 31, | |
|---|---|
| 2008 | $ 2,741 |

## 3. Income Taxes

| | Years Ended December 31, 2007 | 2006 |
|---|---|---|
| Current income tax expense | $ 3,568 | $ - |
| Income tax penalties | 117 | - |
| Deferred income tax expense (benefit) | (10,441) | 13,251 |
| Income Tax Expense (Benefit) | $ (6,756) | $ 13,251 |

| **Deferred Tax Assets (Liabilities)** | Years Ended December 31, 2007 | 2006 |
|---|---|---|
| Deferred tax assets (liabilities) related to net operating loss carryforwards | $ - | $ 4,363 |
| Payables timing differences | 856 | 469 |
| Receivables differences | (2,738) | (17,954) |
| Depreciation differences | (928) | (128) |
| Net Deferred Tax Asset (Liability) | $ (2,810) | $ (13,250) |

Realization of deferred tax assets is dependent on generating sufficient taxable income prior to expiration of the net operating loss carryforwards. The amount of the net deferred tax asset considered realizable could change in the near term if estimates of future taxable income during the carryforward period change. The remaining net operating loss carryforwards at December 31, 2007 and 2006 are approximately $-0- and $4,363, respectively. These losses begin to expire in 2019.

## 4. Notes Payable

The Company has a revolving line of credit with Centennial Bank of the West for $7,000. The note bears interest at 5.75%. The credit line is renewable annually. $6,817 was outstanding at December 31, 2006.

## 5. Related Parties

The Company has one sales representative who serves as the Company's president. Commissions are paid throughout the year based on the availability of cash. Commissions paid to the Company president amounted to $327,929 and $143,239 during 2007 and 2006, respectively.

## 6. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio (aggregate indebtedness to net capital) may fluctuate on a daily basis. The Company has designated the funds in its certificate of deposit to meet its minimum capital requirements.

According to Rule 15c3-1, the Company's net capital ratio shall not exceed 8 to 1 for the first twelve months of operation as a broker-dealer and 15 to 1 thereafter. In addition, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital data is as follows:

| | Net Capital | Net Capital Requirements | Aggregate Indebtedness | Capital Ratio |
|---|---|---|---|---|
| December 31, 2007 | $ 21,976 | $ 5,000 | $ 11,858 | 0.34 to 1 |
| December 31, 2006 | $ (15,665) | $ 5,000 | $ 23,535 | (1.31) to 1 |

### 6. Net Capital Requirements (continued)

As of December 31, 2006, the Company had not met its net capital requirements due to concession receivables in excess of 30 days and corresponding deferred tax liabilities. This may result in fines and penalties from the Company's regulatory bodies. The amount of fines and penalties has yet to be determined. Management has made plans to fulfill its net capital requirements, and does not expect additional instances of non-compliance.

### 7. Concentrations of Risk

During 2007, the Company sold investment products of two companies which represent 15% and 78%, respectively, of the Company's commission revenue. Receivables for these products consisted of 0% and 100% of total receivables as of December 31, 2007. During 2006, the Company sold investment products of two companies, which represented 67%, and 31%, respectively, of the Company's commission revenue. Receivables for the products consisted of 86% and 14% of total receivables as of December 31, 2006.

# Excalibur Financial Group, Inc.

## Supplementary Information

# Excalibur Financial Group, Inc.
## Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1
## For the Years Ended December 31, 2007 and 2006

| | 2007 | 2006 |
|---|---|---|
| **Net Capital** | | |
| Total stockholder's equity | $ 46,614 | $ 81,346 |
| Deductions | | |
| Equipment and furniture, net | (10,503) | (1,502) |
| Commission receivables due in excess 30 days | - | (81,600) |
| Receivables, 12b-1 | - | (12,896) |
| Other assets | (185) | (1,013) |
| Total Deductions | (10,688) | (97,011) |
| Total Net Capital | $ 35,926 | $ (15,665) |
| **Aggregate Indebtedness** | | |
| Payables and accruals | $ 5,363 | $ 3,468 |
| Bank note payable | - | 6,816 |
| Income tax payable | 3,685 | - |
| Deferred income liabilities | 2,810 | 13,251 |
| Total Aggregate Indebtedness | $ 11,858 | $ 23,535 |
| **Computation of Basic Net Capital Requirements** | | |
| 6 2/3% of aggregate indebtedness | $ 791 | $ 1,569 |
| Required minimum net capital | $ 5,000 | $ 5,000 |
| Greater of the two amounts | $ 5,000 | $ 5,000 |
| Capital in (deficit) excess of required minimum | $ 30,926 | $ (20,665) |
| Ratio of aggregate indebtedness to net capital | 0.34 | (1.31) |

Reconciliation with Company's computation included in Part II of Form X-17a-5:

| | 2007 | 2006 |
|---|---|---|
| Net capital, as reported in Company's Part II (unaudited) FOCUS Report | $ 42,499 | $ 12,990 |
| Net Adjustments to agree to audit report | (6,573) | (28,655) |
| Net capital per above | $ 35,926 | $ (15,665) |

Haynie & Company

Certified Public Accountants (a professional corporation)
1221 West Mineral Ave, Ste. 202 Littleton, Colorado 80120-4544 (303) 734-4800 Fax (303) 795-3356

# Report of Independent Certified Public Accountants on Internal Control Structure Required by SEC Rule 17a-5

The Board of Directors and Stockholder
Excalibur Financial Group, Inc.
Fort Collins, Colorado

In planning and performing our audit of the financial statements of Excalibur Financial Group, Inc. for the year ended December 31, 2007, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) of the Securities and Exchange Commission (Commission), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Excalibur Financial Group, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c-3-3. We do not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulations T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above. In addition, our consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k)(2)(B) of Rule 15c3-3, and no facts came to our attention indicating that such conditions have not been complied with during the period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 20, 2008
Littleton, Colorado

END